Form 12b-25

      SEC 1344
      (10-2002)
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
      SEC FILE NUMBER
      CUSIP NUMBER
NOTIFICATION OF LATE FILING
(Check One):  Form 10-K  Form 20-F  Form 11-K  Form
10-Q
 X  Form N-SAR
For Period Ended: __March 31, 2005____________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
      Read Instruction (on back page) Before
Preparing Form. Please Print or
      Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the
filing checked above, identify
the Item(s) to which the notification relates:
____________________________________________________
____________________________
      PART I -- REGISTRANT INFORMATION
__Mezzacappa Long/Short Fund, LLC
_________________________________________
Full Name of Registrant

____________________________________________________
____________________________
      Former Name if Applicable
__630 Fifth Avenue, Suite 2600
Street______________________________________________
_
Address of Principal Executive Office (Street and
Number)
  New York, NY 10111
_______________________________________________
____________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should
be completed. (Check box if appropriate) X
      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on
      Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
following the prescribed due date;
      or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other
exhibit required by Rule 12b-25(c)
      has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why
Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The Registrant requests additional time to file its Form N-SAR so that it can compile the information necessary to complete the document. Further, the Registrant's officers need additional time to review the Form N-SAR with the Registrant's accountants, counsel and administrators once the information is gathered. This review is necessary in order to assure a complete and accurate report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Christopher S. Nagle         __212________
332-1831__________________
(Name)    				    (Area Code)
(Telephone Number)

(2) Have all other periodic reports required under
Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of
1940 during the preceding 12 months or for such
shorter period that the
registrant was required to file such report(s) been
filed? If answer is no,
identify report(s).    X  Yes          No
____________________________________________________
____________________________

(3) Is it anticipated that any significant change in
results of operations from
the corresponding period for the last fiscal year
will be reflected by the
earnings statements to be included in the subject
report or portion thereof?
    Yes        No     X
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mezzacappa Long/Short fund, LLC
______
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date______May 27, 2005_ By_/s/ Christopher S. Nagle, Chief Financial
Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
      Intentional misstatements or omissions of fact constitute Federal Criminal
      Violations (See 18 U.S.C. 1001).

General Instructions
1. This form is required by Rule 12b-25 (17 CFR
240.12b-25) of the General Rules
and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission,
Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation
S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
(232.13(b) of this Chapter).



http://www.sec.gov/divisions/corpfin/forms/12b-
25.htm
Last update: 10/21/2002


Statement Attached to Form12b-25
(Notification of Late Filing)
Mezzacappa Long/Short Fund, LLC
SEC File Number: 811-21469
Part III Narrative

The Registrant is a fund of hedge funds
that invests in upwards of 25 underlying
investment funds.  The financial
statements of the Registrant and audit
thereon cannot be completed until the
audits of its underlying investment funds
have been completed.   Despite numerous
and continuing requests, the Registrant
has not yet received audited financial
reports from a number of these underlying investment funds. As a result, the auditors of the Registrant are as yet unable to finalize the financial statements of the Registrant for the year ended March 31, 2005.

The Registrant expects to receive the
remaining outstanding financial
statements in sufficient time to be able to finalize and file its Form N-SAR within the extension period provided by this Form 12b-25.



Please see the Auditors Statement in
Compliance with Rule 12b-25(c) attached
as Exhibit A.




Statement Attached to Form12b-25 Exhibit A
(Notification of Late Filing)
Mezzacappa Long/Short Fund, LLC
SEC File Number: 811-21469
Part III  Narrative Exhibit A


STATEMENT IN COMPLIANCE WITH RULE 12b-
25 (c)

To the Commission:

We have been advised that Mezzacappa
Long/Short Fund, LLC (the Fund) has
requested an extension of time to June
14, 2005 to file the Funds annual
report.

We have been engaged to audit the above
referenced fund for the fiscal year April
1, 2004 to March 31, 2005. The audit of
the Fund, a fund-of-funds, cannot be
completed until the audits of its
underlying investment funds have been
completed and the auditors reports
thereon, and other financial information have been received. We have not yet received audited financial reports or other required information from some of these underlying investment funds.

We believe that there are no issues
outstanding which will preclude us from
finalizing and issuing our report by the extended due date.

Thank you in advance for your
consideration in this matter.

Very truly yours,

/s/ Anchin, Block & Anchin LLP

By: Peter L. Berlant, CPA, Partner